Exhibit 99.2

29 July 2009

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

QUARTERLY REPORT FOR THE PERIOD ENDED 30 JUNE 2009

HIGHLIGHTS

Production:

-	Gold production of 72,609 oz for the 12 months to 30 June 2009

-	Gold production of 16,739oz for 3 months to 30 June 2009

-	Cash costs of A$771/oz (US$586/oz) for June quarter and A$651/oz (US$490/oz) for FY09

-	Allied Gold produced its 100,000 oz from Simberi Gold Project.

Exploration and Reserves

-	FY 2009 Ore Reserves increased to 1.11Moz contained gold from 0.67Moz contained gold (~10 year mine life at 80,000ozpa)

-	FY 2009 Ore Resource increased to 4.7Moz contained gold from 3.3Moz contained gold with 10.1Moz of contained silver.

-	Exceptional drill results at Pigibo prospect point to new production potential.

-	Barrick exploration JV identifies potentially large copper gold porphyry mineralisation at Banesa.

Corporate

-	Debt free with A$21 million cash and US$25m project facility retired 21 months early.

-	Realised price for quarter of A$929/oz (US$714/oz) and for FY09 of A$1086/oz (US$783 oz)

-	Accelerated hedge book deliveries with 54,583oz remaining.

Outlook

-	Production of ~ 20,000oz in Sept quarter and 80,000 oz in 2009/10

-	Scoping studies on oxide plant expansion and sulphide pre-feasibility study progressing..

COMMENT by Executive Chairman Mark Caruso

"Allied Gold has had a highly successful 12 months with production and reserve increases. The company has established a solid financial platform for growth and we continue towards our goal of sustained exploration success and producing in excess of 250,000 ounces by 2012." Over the coming periods our focus remains on optimising cash costs and progressing various project development studies.

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Simberi Gold Project (ALD 100%) offshore Papua New Guinea

SIMBERI OXIDE GOLD PROJECT - OPERATIONS

Mining: Despite continuing adverse and unusual weather conditions at Simberi in recent months with in excess of 6 metres of rainfall during the calendar year - management has continued to open additional access to the existing pits. This will ensure greater consistency in grade in the coming 12 months period.

Mining throughput increased by 15% to 518,827 tonnes and processing throughput increased by 8% to 462,471 tonnes despite substantial scheduled plant shutdowns undertaken during the period.

A consequence of opening up the additional pits was the overall lower grade achieved during the quarter. The average grade for the June quarter was 1.27g/t compared to the year to date average of 1.64g/t. Had management taken a shorter term approach in sustaining the full year grade this would have added an additional 4,000 ounces for the quarter.

Gold Production: In line with budget expectations quarterly gold production from Simberi declined by 4% to 16,739oz as a result of continued rain fall and amendments to overall mine planning as well as significant maintenance. These activities for the purpose of securing a solid base for increasing production through FY2010 curtailed production by in excess of 5,000oz in total due to the use of lower grade material and 5 day production shut down.

Costs: As a consequence of the lower production, the June quarter cash costs were higher at US$586/oz, however on a full year basis cash costs were a creditable US$490 an ounce. Operating costs continue to be examined and progressively optimised in the coming periods.

Sales and Margins: Gold sold for the June quarter was 15,475oz at an average realised price of A$929 /oz (US$714/oz). The decision to accelerate the depletion of the hedge book and deliver into existing contracts during the June quarter was to ensure greater price participation in the coming quarters. This initiative had the impact of lowering quarterly cash flow and the Company anticipates returning to a higher net realised price during this quarter. In addition, the final shipment of 1584oz missed the 30 June cut off and will be credited to the gold account on 1 July 2009.

Expansion Studies: GR Engineering Services were engaged to undertake an independent assessment relating to debottlenecking and optimisation of the existing process plant and to conduct a study to increase the plant capacity from its current name plate capacity of 2.2Mtpa to 3Mtpa. A number of measures are being introduced including (i) larger screening capacity, (ii) a carbon degritting circuit and the design and (iii) introduction of a Lime Slaking plant.

A detailed scope of work, budget and construction timetable for the 3Mtpa expansion - to move production towards 100,000oz a year - is due to be submitted to the Board later this calendar year.

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Below is a summary of the key metrics that resulted from the first full year of production while the plant experienced incremental ramp up and commissioning throughout the financial year 2009.

FY 2009 SUMMARY

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SIMBERI METRICS

		Previous QTR Mar 2009	Apr - Jun 2009	Financial Year 2009
Waste Mined	tonnes	55,238	57,248	199,746
Ore Mined	tonnes	393,897	461,569	1,708,765
Total Mined	tonnes	449,135	518,827	1,908,511

Ore Processed	tonnes	429,982	462,471	1,654,149
Grade	g/t gold	1.61	1.27	1.64
Recovery	%	78.2	88.7	83.2
Gold Produced	oz	17,510	16,739	72,609
Gold Sold	oz	23,391	15,478	69,886

Average Realised	A$/oz	1,253	929	1,086
Gold Price	US$/oz	838	714	783

Operating Cash	A$/oz	644	771	651
Cost $oz	US$/oz	428	586	490

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CORPORATE

CASH AND DEBT

	June 2009 Quarter	12 months ended 30 June 2009 (1)
	A$ Million	A$ Million

Net cash provided by operating activities	(0.7)	24.7

Net cash used in investing activities	(6.9)	(24.8)

Net cash provided by financing activities	(1.1)	21.1

Net increase / (decrease) in cash and cash equivalents	(8.7)	21.0

Cash and cash equivalents at the beginning of the period	29.9	0.2

Cash and cash equivalent at the end of the quarter	21.2	21.2

(1)	Unaudited as at 30 June 2009

Cash flow from operations during the quarter was a result of a lower net realised price due to accelerated hedge book deliveries throughout the period. Also the last gold outturn equating to around 1584oz was not recognised during the quarter as the gold was received on 1 July 2009.

Cash flow from investing activities during the quarter included around A$1.5M of exploration activity and the residual amounts related to progress payments on an in-pit pebble crusher and upgraded camp mess and accommodation facilities.

Allied Gold is pleased with the level of net cash provided by operating activities over FY 2009, given the plant remained in a commissioning phase for much of this period.

FY 2010 Outlook: Assuming similar gold and currency market conditions prevail over the coming financial year, Allied Gold anticipates generating higher levels of net cash provided by operating activities over the FY 2010 period.

GOLD AND HEDGING

At the end of the June 2009 quarter Allied Gold continued to reduce the overall hedge book position. On an annualised basis the company now has less than one year's production as committed hedging. Allied Gold continues to assess and manage its position to ensure significant gold price participation is maintained.

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Below is a summary of the revised hedge book position. As at 30 June 2009 the mark to market of the hedge book was approximately (US$10M).

Year Ending 30 June	FIXED US$700 OZ

FY 2010	34,429
FY 2011	20,154
TOTAL	54,583

SECURITIES ON ISSUE
As at 30 June 2009 issued securities comprised:

472,643,276 fully paid ordinary shares listed on the Australian Stock Exchange (ASX) and on the London Alternative Investment Market (AIM).

No. Of Options		Class of option	Exercise Price A$	Maturity Date
180,000		Unlisted options	$0.50	30 October 2009
3,400,000		Unlisted options	$0.45	31 December 2010
1,000,000		Unlisted options	$0.80	31 December 2010
1,000,000		Unlisted options	$1.00	31 December 2010
1,000,000		Unlisted options	$1.25	31 December 2010
1,000,000		Unlisted options	$1.50	31 December 2010
1,000,000		Unlisted options	$2.00	31 December 2010
1,699,427		Unlisted options	$0.31	31 December 2010
36,325,000	(1)	Unlisted options	$0.35	31 October 2011

(1)
Of the 37,650,000 options expiring 31 October 2011: 10,000,000 vest upon Allied Gold producing 100,000oz of gold between the period of 1/10/08 - 31/12/09. 50% of this amount may vest if only 75,000oz ounces are produced; and 10,350,000 vest upon the share price reaching A$0.70.

(2)	During the period 2,228,261 options lapsed or were cancelled in line with the underlying conditions of their issuance.

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PROJECT DEVELOPMENT

OXIDE PROJECT - EXPANSION AND OPTOMISATION POTENTIAL

The new Pigiput Ore Reserves has resulted in approximately two additional years of gold production from oxide and transitional materials and as a result of this the potential for an oxide expansion has now been brought forward.

GR Engineering Services have commenced a review of the existing plant design with an objective to increase plant capacity from 2.2Mtpa to 3Mtpa. Plant constrictions so far identified are being redesigned to accommodate higher throughput and new additions to the plant are being engineered.

The Scoping Study has highlighted the sensitivity of project economics to power (diesel as well as other process reagents) cost and a power options study that is looking at heavy fuel oil (HFO) and coal as alternatives to diesel generated power. Lime calcining on site using coronus as a feed stock is being investigated as well as better quality process water. These studies will be done by August 2009.

The future mining and processing of sulphide ore will require additional grinding capacity and as part of that and the increase in observed scats from harder oxide ore a scats crushing circuit has been designed and engineered and will be installed and commissioned in the third quarter.

PIGIPUT SULPHIDE STUDY

The Sulphide Scoping Study was finalised in April and in addition to a suite of possible ore oxidation technologies (pressure oxidation, bacterial oxidation including tank & heap, ultra fine grinding, and roasting), the study included sensitivity analysis to concentrate mass pull and recovery, and power costs, concentrate shipments to Japan and early expansion of the oxide plant.

The study recommended that further testwork be carried on producing a low mass high grade flotation concentrate and this was addressed in the Stage 1 metallurgical testwork that was completed in the quarter. The comminution and flotation testwork resulted in a low mass pull of around 12% with approximately 85% gold recovery to produce a gold-pyrite concentrate grade of approximately 33g/t from feed ore with a head grade of about 3g/t gold.

The testwork also confirmed the sulphide ore to be refractory with very little improvement gold recovery of ultra fine ground (~5micron) subjected to cyanide leach.

The drilling of 5 metallurgical diamond core holes at Pigiput was completed and the samples are currently in freezer storage in Perth. The combined length of the five metallurgical holes was 1,380 metres and these samples will be used to measure flotation variability and to be used in oxidation trials including autoclaving and roasting.

A reserve estimated for the Pigiput deposit was carried out by Golder Associates and resulted in an increase of Proven and Probable Ore Reserves of 361,000 ounces of which 199,000 ounces were Probable Ore Reserves in sulphides. Refer to tables in Simberi Gold Resource below. Infill resource drilling at Pigiput which is targeting sulphide mineralisation has fallen behind schedule and an additional contractor diamond drill rig has been engaged to assist the company drills in completing the program in the scheduled time. (3rd quarter) A second contracted drill may also be engaged.

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EXPLORATION

SIMBERI GOLD RESOURCES

Resources

Resources estimates were carried out on the Sorowar and Pigiput deposits in the quarter and resulted in further increases in Measured, Indicated and Inferred gold Resources of 1.45 million ounces. The new total gold Measured, Indicated, and Inferred Resource estimate for Simberi is now approximately 4.7 million ounces of which approximately 1.4 million ounces occurs as oxide & transitional material and 3.3 million ounces occurs as sulphide material, as further detailed in the table below.

Simberi Total Gold Resources May 2009 - Above 0.5g/t Au Cut-off Grade

Simberi Gold	Measured			Indicated			Inferred			All Categories
Resources by
Material Type	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz
Oxide	13.83	1.24	553	13.63	1.06	465	7.62	1.07	262	35.07	1.14	1,280
Transitional	0.60	1.18	23	1.71	1.15	63	2.05	0.89	59	4.36	1.03	145
Sulphide	1.30	0.93	39	16.92	1.36	742	69.54	1.12	2,504	87.76	1.16	3,285
Total Resource	15.73	1.22	615	32.26	1.22	1,270	79.21	1.11	2,825	127.19	1.15	4,710

A gold mineral resource upgrade of the Pigiput area has resulted in a new total Measured, Indicated & Inferred Resources for all material types greater than 0.5g/t gold of 2,203,000 ounces which is an increase of 1,451,000 ounces as indicated in the table below.

Pigiput Gold Resource Update May 2009 - Above 0.5g/t Au Cut-off Grade

Resource		March 2009 (1)			May 2009			Change
Class	Material	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz
Measured	oxide				4.1	0.97	128	4.1	0.97	128
	transitional
	sulphide
Indicated	oxide	7.2	0.98	227	3.3	0.92	98	-3.9	1.03	-129
	transitional				0.3	1.13	11	0.3	1.14	11
	sulphide				10.0	1.67	537	10.0	1.67	537
Inferred	oxide	1.6	0.79	41	0.9	0.94	27	-0.7	0.62	-14
	transitional				1.4	0.83	37	1.4	0.82	37
	sulphide	4.7	3.2	484	33.7	1.26	1365	29.0	0.94	881
Total		13.5	1.73	752	53.7	1.28	2,203	40.2	1.12	1,451

Note (1) Only oxide resources estimated in March, previous resource estimate on sulphides was 1998

This table shows rounded estimates. This rounding may cause some apparent computational discrepancies

Since the first drill hole was installed in Pigiput Ridge 1986 a total of 269 drill holes comprising 72 diamond cored holes and 197 reverse circulation (RC) holes have been drilled. This amounts to a total of 48,348 metres of drilling of which 13,063 meters is diamond core and 35,285 metres is RC. Refer to figures below for location of drill holes and a selected cross section.

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Pigiput drill Hole Location Plan

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Pigiput Cross Section A-B

In 2008 drilling was carried out at Pigiput East to define an oxide gold resource that had been identified through surface sampling. This drilling was in most part confined to testing the oxides and as such the holes were terminated about 100m metres below surface level. A few widely spaced older deeper holes had intersected gold mineralisation in sulphides including;

•	5m at 18.6g/t gold from 125m and, 10m at 5.4g/t gold from 166m in hole P002

•	5m at 4.53g/t gold from 159m in hole RC796DD

In late 2008 hole SDH0011 was drilled to test deeper down dip mineralisation at Pigiput and this was followed up by further drilling in the first quarter of this year with additional diamond holes drilled to test down dip extension of the sulphide mineralisation. The results of this drilling was encouraging in that it defined wide zones of gold mineralisation although the grade was only around 1 g/t, other than SDH011 which resulted in a better grade as indicated in the highlights and reproduced below.

•	.95.7m at 1.79g/t gold from 83.3m in hole SDH011

•	113.5m at 0.99g/t gold from 86.5m in hole SDH018

•	105.0m at 1.06g/t gold from 201.0m in hole SDH019

•	91.7m at 0.97g/t gold from 209.0m in hole SDH021

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These deeper holes have also exposed a difference in the mineralogy with elevated silver and increasing base metal content, and alteration style with broad zones of variably intense carbonate and quartz-carbonate replacement and fracture fill alteration, different from the lower silver tenor and dominant pyrite alteration in the higher level up dip portions of the mineralisation. An example of the elevated silver can be seen in hole SDH017 shown below.

ƒ 20m at 95g/t silver from 276m and 7.1m at 136 g/t silver from 317.9m

The combined silver resources for the Pigiput and Sorowar deposit results in total Measured, Indicated and Inferred resources of approximately 10.1 million ounces of silver, as indicated in the table below.

Simberi Total Silver Resources May 2009 - Above 0.5g/t Au Cut-off Grade

Simberi Silver	Measured			Indicated			Inferred			All Categories
Resources by
Material Type	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz
Oxide	8.0	0.85	219	9.1	2.28	667	11.9	0.70	268	29.0	1.24	1,154
Transitional	0.6	1.20	23	1.4	2.59	116	2.2	1.01	72	4.2	1.56	211
Sulphide	1.3	1.75	73	6.9	3.02	670	72.1	3.46	8,024	80.3	3.40	8,767
Total Resource	9.9	0.99	315	17.4	2.60	1,453	86.2	3.02	8,364	113.5	2.78	10,132

RESERVES

A recent Ore Reserve updated carried out by Golder Associates has resulted in Proved and Probable Ore Reserves increased by 437,000 contained ounces of gold including:

•	Sorowar oxide Ore Reserves have increased by 76,000 contained ounces of gold

•	Pigiput Ore Reserves have increased by 361,000 contained ounces of gold of which approximately 185,000 contained ounces occur in oxide and transitional material

These Ore Reserves has contributed approximately 2 additional year's production, resulting in a total remaining mine life of 10 years

Reverse circulation and diamond core drilling carried out in 2008 at the Sorowar deposit identified additional gold mineralisation to the north west, west and south east of the existing 2008 Ore Reserve th pit. The results of this drilling were reported as a resource update in a release dated 24 October 2008. The drilling resulted in an increase in the Sorowar Measured, Indicated and Inferred Resources of 611,000 contained ounces of gold.

An updated Ore Reserve estimate for the Sorowar deposit has recently been completed by Golder Associates and resulted in an additional Proved and Probable Ore Reserves of 76,000 contained ounces of gold as indicated in the table below which highlights a comparison of Sorowar Ore Reserves, August 2008 to May 2009.

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Sorowar Oxide Ore Reseves May 2009

	August 2008			May 2009			Change (1)
Reserve Class	Kt	g/t Au	Koz	Kt	g/t Au	Koz	Kt	g/t Au	Koz
Proved	8,830	1.23	349	9,110	1.22	357	280	0.90	8
Probable	4,950	1.32	210	7,140	1.21	278	2,190	0.96	68
Total Ore Reserves	13,780	1.26	559	16,250	1.22	635	2,470	0.95	76

Note (1)Reserves includes minor transitional and sulphide ore types. Average process recoveries for transitional ore is 71.8% and 65.6%

Additionally, in-pit Inferred Resources were estimated to be approximately 18koz of contained gold from 610kt at a grade of 0.92g/t.

Reverse circulation and diamond drilling carried out at Pigiput in 2008 (and in particular in the area known as Pigiput East) resulted in an increase in Indicated and Inferred oxide Resources of 177,000 contained ounces of gold. This was previously reported in Allied Gold's March 2009 quarterly report, dated 29 April 2009.

Resource drilling at Pigiput has continued in the quarter, targeting oxide and sulphide mineralisation. This drill programme is expected to be completed in the third quarter of 2009. The current drill programme has been accelerated by utilising a fleet of 5 drill rigs and with approximately 11,500 metres of drilling planned. This programme will provide sufficient sample density to convert a proportion of the Mineral Resources into Ore Reserves, with particular focus on the sulphides.

The Ore Reserve estimate for the Pigiput deposit which included sulphide material and the results are shown in tables below. The table compares the new Ore Reserve estimate with the August 1996 estimate which included oxides only, and the table following that shows the new Reserve estimate by material type. Additionally, in-pit Inferred Resources were estimated to be 37Koz of contained gold from 690kt at a grade of 1.69g/t.

Pigiput Ore Reserves May 2009

	August 1996			May 2009			Change
Reserve Class	Kt	g/t Au	Koz	Kt	g/t Au	Koz	Kt	g/t Au	Koz
Proved	366	1.31	15	2,733	1.05	92	2,367	1.01	77
Probable	165	1.29	7	4,818	1.88	291	4,653	1.90	284
Total	531	1.30	22	7,551	1.58	383	7,020	1.60	361

Pigiput Ore Reserves, August 2008 compared May 2009

Pigiput Ore Reserves May 2009 by Material Type

	Oxide			Transitional			Sulphide
Reserve Class	Kt	g/t Au	Koz	Kt	g/t Au	Koz	Kt	g/t Au	Koz
Proved	2,733	1.05	92
Probable	2,704	0.94	82	260	1.26	11	1,854	3.33	199
Total	5,437	1.00	174	260	1.32	11	1,854	3.33	199

Note (1) Pigiput sulfide ore is refractory and can not be processed through the existing oxide CIL treatment plant. Average recovery for sulphide ore via floation process is 85%.

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The diagram below is a schematic cross section through the Pigiput deposit that shows the pit outline and the out of pit inferred resources which are currently being in fill drilled. Figure 1.

Schematic Cross section Pigiput Deposit Showing Inferred Resources and Ore Reserves within a Pit.

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SIMBERI ISLAND - EXPLORATION

Exploration drilling was carried out in the Jun '09 Qtr on the adjacent Pigiput and Pigibo Prospects in the central part of Simberi Is mining permit ML136, Figure 1.

Figure 1 Pigibo ‐ Pigiput Prospects ‐ Collar locations of holes drilled prior to (grey) and during (blue) June Qtr 2009

PIGIPUT

Five core holes (SDH023, -024, -026, -027 and -029), for 1,380 m, were drilled at Pigiput Prospect, Figure 2. The holes, twins of well mineralised earlier holes, provided metallurgical samples for the Sulphide Project Scoping Study. Metallurgical test-work is in progress at Ammtec Limited in Perth, Western Australia. The holes were sent to Ammtec in their entirety and not separately sampled for gold.

Core drilling re-commenced on the Pigiput Sulphide Resource programme. The programme's objectives include:

•	Increasing the drill hole density to allow the bulk of the in-pit Pigiput sulphide Inferred resources to be upgraded to Indicated
•	Testing the known Pigiput mineralization further down dip;
•	Extending drill coverage to the western limit of the proposed pit (240m west of known mineralisation); and
•	Extending drilling coverage of the shallow dipping Pigiput surface 240m NE of the present limit of the proposed pit.

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Figure 2 Pigiput Prospect ‐ Exploration Drilling Status ‐ June Qtr 2009

One core hole, SDH030 (207.2m) was completed and three RC holes (RC1799 to RC1801) were drilled, as a partial test of the western side of the proposed pit, and their sample assay results received. Two holes were not significantly mineralised but the third, RC1801, contained two notable downhole intercepts and ended in mineralisation:
13m @ 2.98g/t from 110m; and

14m @ 2.73 g/t from 137m.

The results show that gold mineralization is present in the area between Pigiput and Pigibo and further RC drilling is planned for the Sep '09 Qtr. Due to the limited extent of drilling, the orientation of the mineralization is uncertain but assumed to be similar to that at the adjacent Pigiput and Pigibo deposits.

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The better down hole intercepts, using a 1.0 g/t assay cut-off, are tabled below:

Table 1 Pigiput Prospect ‐ Down Hole Gold Intercepts - June Qtr 2009

	TIG	TIG					Intercept	Au Grade
Hole ID	North	East	RL (m)	Dip/Azim	From (m)	To (m)	(m)	(g/t)	Oxidation
RC1799	209032.8	43999.3	216.7	-60 o/180	0.0	120.0
					no significant intersections
RC1800	208942.9	44001.0	257.0	-60 o/180	0.0	165.0
					1.0	4.0	3.0	1.55	OX
					77.0	79.0	2.0	1.20	SU
RC1801	208950.2	44082.5	253.2	-60 o/180	0.0	151.0
					32.0	36.0	4.0	1.05	SU
					39.0	41.0	2.0	1.08	SU
					69.0	71.0	2.0	1.18	SU
					84.0	86.0	2.0	1.02	TR
					104.0	106.0	2.0	1.57	OX
					110.0	123.0	13.0	2.98	OX, TR
				incl	110.0	113.0	3.0	4.99	OX, TR
				and	116.0	121.0	5.0	3.05	OX
					137.0	151.0	14.0	2.73	OX,TR,SU
				incl	141.0	146.0	5.0	4.11	TR, SU

NOTE: Down hole intercepts are determined using a cut-off of 1.0 g/t Au and minimum 2m length. Such intercepts may include material below cut-off but no more than 2 sequential meters of such material and except where the average drops below the cutoff. Selvage is only included where its average grade exceeds 0.5/t. Using the same criteria for included sub-grade, supplementary cutoffs of 2.5g/t , 5.0g/t and 10g/t are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole.
The limit of detection for gold by fire assay using a 50g charge at ALS is <0.01 g/t. A sample, with a reported below detection grade, is assigned a grade of half the detection limit, in this case 0.005 g/t. Duplicates, inserted for QC purposes, are not averaged.
In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade.
Where reported, Ag grade is its weighted average over the same intervals as those defined by the Au intercepts. The Ag detection limit is 0.2g/t and is determined by Aqua Regia digest of a 0.5g charge followed by ICP AES analysis.

PIGIBO

Reverse circulation drilling at the Pigibo Prospect, Simberi Island, continued the on-going testing of the area of the previously published Inferred Resource of 2.1Mt @ 1.1g/t Au for 74Koz Au (see Allied Gold Limited Annual Report 2006). The current drill results confirm that the Pigibo deposit is likely to increase in size from previously stated resource numbers. The intercepts being reported are predominantly in oxide and transitional material types and the results give the company confidence to undertake infill grade control drilling right away with a view to immediately advancing mine planning to allow the commencement of near term mining of the deposit.

The Pigibo Prospect is centred 800 metres west of the Pigiput Deposit (Figure 1) which is currently the subject of a sulphide resource drill-out programme and scoping study (as outlined in Allied Gold Ltd press release dated 15 June 2009). Both deposits wholly occur within ML136, the mining lease on Simberi Island, owned 100% by Allied Gold Limited.

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To date in 2009, 29 reverse circulation (RC) holes for 3,289 metres have been drilled on 11 north- south sections 50m apart, testing the Pigibo Prospect over approximately 600m of strike length. The results for the first 11 holes, RC1770 to RC1780, were announced in the Allied Gold Ltd March 2009 Quarterly Report and included notable gold intersections of:

•	36m at 2.28g/t gold from 41m in RC 1770, including 6m at 4.21g/t gold from 68m
•	11m at 2.22g/t gold from 71m in RC1771, including 3m at 4.66g/t gold from 78m
•	15m at 2.85g/t gold from 74m in RC1773
•	36m at 1.41g/t gold from 48m in RC1774
•	14m at 2.31g/t gold from 68m in RC1776, including 3m at 6.22g/t gold from 71m
•	15m at 2.68g/t gold from 60m in RC1777

More recent drill hole intercepts defined by a 1.0 g/t assay cut-off and including those highlighted in this release are presented in Table 2 (below). Diamond core drilling is being used with 2 holes completed and one in progress (Figure 3) to verify the geological interpretation and to confirm whether the intercepts are approximately true width.

Gold mineralization is associated with arsenian pyrite and slightly elevated copper values (average 169ppm) and otherwise low base metals levels, similar to the upper parts of the Pigiput Deposit. Host rocks are predominantly tuffs with minor porphyritic intermediate intrusive. Amongst samples in holes RC1781 to RC1798 with gold assays greater than or equal to 1g/t, approximately 50% occur in oxide, 20% in transition and 30% in sulphide. Bottle roll tests are in progress on selected RC drill chip composite samples to determine the cyanide leach-ability of the gold in the transition and sulphide materials.

Drilling is continuing with the objective of defining the extent of the mineralisation by the end of the September 2009 quarter.

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Figure 3 Pigibo Prospect ‐ Collars and projected traces of holes drilled in June Qtr 2009

Figure 4 Pigibo Section 43700mE, looking west, showing RC1777 (drilled Mar '09 Qtr) and RC1792 (drilled Jun '09 Qtr). SDH031, a core hole, was drilled to twin and extend RC1792.

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Table 2 Pigibo Prospect - Down Hole Intercepts - June Qtr 2009

Hole ID	TIG North	TIG East	RL (m)	Dip/Azim	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1781	208921.9	43409.1	229.2	-60 º/180	0.0	120.0
					15.0	18.0	3.0	1.11	OX
					21.0	29.0	8.0	1.85	OX
					61.0	63.0	2.0	1.40	SU
					87.0	92.0	5.0	1.43	SU
					95.0	96.0	1.0	4.13	SU
					99.0	101.0	2.0	1.33	SU
					105.0	107.0	2.0	1.00	SU
RC1782	208957.2	43400.7	231.9	-60 º/180	0.0	120.0
					47.0	50.0	3.0	1.52	OX, TR
					91.0	97.0	6.0	4.16	SU
				incl	91.0	92.0	1.0	6.43	SU
				and	96.0	97.0	1.0	11.8	SU
					116.0	120.0	4.0	3.79	SU
				incl	117.0	119.0	2.0	5.96	SU
RC1783	208996.7	43398.9	232.3	-60 º/180	0.0	120.0
					80.0	82.0	2.0	2.30	SU
					86.0	90.0	4.0	2.24	TR, SU
				incl	86.0	87.0	1.0	5.44	SU
RC1784	208997.3	43453.2	232.5	-60 º/180	0.0	120.0
					22.0	30.0	8.0	1.19	SU
					64.0	78.0	14.0	1.19	TR, SU
					91.0	96.0	5.0	1.05	SU
					106.0	111.0	5.0	1.27	SU
RC1785	208992.0	43597.9	238.5	-60 º/180	0.0	120.0
					61.0	66.0	5.0	1.25	TR, SU
					80.0	83.0	3.0	2.24	OX
					87.0	93.0	6.0	1.49	TR, SU
					98.0	120.0	22.0	3.40	TR, SU
				incl	104.0	106.0	2.0	4.39	TR
				and	112.0	120.0	8.0	5.93	SU
				incl	114.0	117.0	3.0	10.6	SU
RC1786	208913.2	43651.4	253.6	-60 º/180	0.0	120.0
					20.0	22.0	2.0	1.18	OX
					57.0	59.0	2.0	1.38	TR
					79.0	80.0	1.0	5.38	SU
					109.0	114.0	5.0	4.41	OX, SU
				incl	112.0	114.0	2.0	9.44	SU

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Hole ID	TIG North	TIG East	RL (m)	Dip/Azim	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1787	208996.1	43499.0	244.3	-60 º/180	0.0	120.0
					0.0	3.0	3.0	1.14	OX
					24.0	26.0	2.0	1.10	TR
					28.0	30.0	2.0	1.08	SU
					82.0	102.0	20.0	2.01	OX, SU
				incl	83.0	86.0	3.0	3.64	OX
				and	94.0	97.0	3.0	3.17	SU
RC1788	208913.5	43603.5	239.0	-60 º/180	0.0	101.0
					10.0	17.0	7.0	1.29	OX
					29.0	31.0	2.0	2.71	TR
					82.0	87.0	5.0	4.48	TR, SU
				incl	85.0	86.0	1.0	16.0	TR
					95.0	101.0	6.0	5.18	TR
				incl	95.0	99.0	4.0	5.85	TR
RC1789	208996.9	43549.4	242.9	-60 º/180	0.0	83.0
					6.0	17.0	11.0	1.18	OX, SU
					35.0	39.0	4.0	1.17	SU
					65.0	83.0	18.0	2.34	SU
				incl	72.0	74.0	2.0	3.97	SU
				and	76.0	78.0	2.0	4.53	SU
				and	81.0	83.0	2.0	4.01	SU
RC1790	208998.6	43544.8	242.4	-60 º/180	0.0	120.0
					9.0	14.0	5.0	1.65	OX, TR
					53.0	57.0	4.0	1.00	SU
					59.0	61.0	2.0	1.23	SU
					63.0	110.0	47.0	2.84	SU
				incl	76.0	91.0	15.0	4.34	SU
				incl	83.0	86.0	3.0	5.78	SU
				and	96.0	99.0	3.0	4.33	SU
				and	102.0	104.0	2.0	3.65	SU
					115.0	120.0	5.0	2.07	SU
RC1791	208958.1	43649.7	241.3	-60 º/180	0.0	120.0
					14.0	24.0	10.0	3.12	OX
				incl	15.0	16.0	1.0	8.26	OX
					53.0	58.0	5.0	1.52	OX
					91.0	92.0	1.0	2.85	SU
					102.0	107.0	5.0	1.33	OX, TR
					115.0	120.0	5.0	2.56	OX

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Hole ID	TIG North	TIG East	RL (m)	Dip/Azim	From (m)	To (m)	Intercept (m)	Au Grade (g/t)		Oxidation
RC1792	208951.9	43704.1	234.3	-60 º/180	0.0	120.0
					0.0	2.0	2.0	1.08		OX
					25.0	33.0	8.0	1.47		OX, TR
					93.0	120.0	27.0	4.64		OX, TR
				incl	101.0	103.0	2.0	9.51		TR
				and	106.0	109.0	3.0	6.90		OX, TR
				and	113.0	117.0	4.0	9.75		OX
RC1793	208956.9	43748.4	229.7	-60 °/180	0.0	120.0
					64.0	69.0	5.0	7.14		OX
				incl	65.0	68.0	3.0	9.84		OX
				and	66.0	68.0	2.0	11.9		OX
					73.0	77.0	4.0	3.95		TR
				incl	75.0	76.0	1.0	9.12		TR
					79.0	83.0	4.0	2.50		TR
				incl	79.0	81.0	2.0	3.78		TR
RC1794	208920.6	43801.7	230.7	-60 °/180	0.0	120.0
					16.0	22.0	6.0	1.65		OX
					30.0	58.0	28.0	8.54	*	OX
				incl	31.0	37.0	6.0	5.75		OX
				and	43.0	45.0	2.0	60.1		OX
				and	47.0	52.0	5.0	7.47		OX
					61.0	66.0	5.0	3.44		OX
				incl	63.0	65.0	2.0	5.83		OX
* UNCUT					77.0	81.0	4.0	1.70		OX, TR
RC1795	208884.6	43859.2	228.6	-60 °/180	0.0	120.0
					7.0	10.0	3.0	1.55		OX
RC1796	208902.0	43903.7	228.7	-60 °/180	0.0	104.0
					25.0	31.0	6.0	1.98		OX
					36.0	44.0	8.0	2.23		OX
				incl	38.0	41.0	3.0	3.38		OX
					53.0	69.0	16.0	2.49		OX
				incl	55.0	57.0	2.0	3.19		OX
				and	59.0	62.0	3.0	4.65		OX
					71.0	92.0	21.0	3.43		OX
				incl	73.0	74.0	1.0	5.49		OX
				and	77.0	80.0	3.0	3.15		OX
				and	85.0	89.0	4.0	9.39		OX
				incl	86.0	89.0	3.0	11.0		OX
				incl	86.0	88.0	2.0	13.0		OX

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Hole ID	TIG North	TIG East	RL (m)	Dip/Azim	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1797	208949.0	43797.4	222.4	-60 °/180	0.0	120.0
			No significant intercepts
RC1798	208847.8	43791.6	214.9	-60 °/180	0.0	120.0
					15.0	22.0	7.0	1.12	TR
					32.0	40.0	8.0	1.84	OX,TR
					43.0	56.0	13.0	1.99	TR
				incl	45.0	47.0	2.0	2.88	TR
				and	53.0	54.0	1.0	5.79	TR

NOTE: Down hole intercepts are determined using a cut-off of 1.0 g/t Au and minimum 2m length. Such intercepts may include material below cut-off but no more than 2 sequential meters of such material and except where the average drops below the cut-off. Selvage is only included where its average grade exceeds 1.0g/t. Using the same criteria for included sub-grade, supplementary cut-offs of 2.5g/t , 5.0g/t and 10g/t are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole.

The limit of detection for gold by fire assay using a 50g charge at ALS is <0.01 g/t. A sample, with a reported below detection grade, is assigned a grade of half the detection limit, in this case 0.005 g/t. Duplicates, inserted for QC purposes, are not averaged. In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade.

Where reported, Ag grade is its weighted average over the same intervals as those defined by the Au intercepts. The Ag detection limit is 0.2g/t and is determined by Aqua Regia digest of a 0.5g charge followed by ICP AES analysis.

TATAU AND BIG TABAR ISLANDS - EL609

Activities during the quarter comprised completion of drilling into the Banesa prospect and mapping and rock chip sampling over Tatau Island.

Banesa Prospect

The 6 hole drill program at Banesa was completed in early May and both drilling rigs and helicopter have been demobilised off site. Holes 2, 4, 5, 6 and 7 all intersected zones of copper / gold alkaline porphyry style mineralisation. Assay results have been returned for all holes. Significant intersections using a 0.5g/t Au equivalent cutoff and two metres of internal dilution are tabulated below.

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Hole ID	utm North	utm East	utm RL	Dip/Azim	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Cu Grade (%)
BND2	393355	9674385	147	-60 °/ 129	0.0	521.0
					54.0	76.0	22.0	1.58	0.32
				incl	62.0	63.6	1.6	5.08	0.83
					100.0	112.0	12.0	0.87	0.33
					134.0	142.0	8.0	1.75	0.30
					146.0	150.0	4.0	1.18	0.50
					180.2	184.1	3.9	1.01	0.29
					203.6	207.6	4.0	0.90	0.37
BND3	393208	9673872	112	-60 °/ 125	0.0	164.3
					No significant intercepts
BND4	393208	9673871	112	-60 °/ 080	0.0	485.6
					210.0	215.2	5.2	0.94	0.37
					227.0	245.0	18.0	1.29	0.56
					368.0	372.3	4.3	0.79	0.24
					458.0	464.0	6.0	0.52	0.11
BND5	393376	9673921	207	-60 °/ 090	0.0	483.6
				***	50.0	119.0	69.0	0.83	1.13
				incl	61.0	83.0	22.0	1.05	1.22
				incl	63.0	67.0	4.0	2.74	1.75
				and	103.0	119.0	16.0	1.59	1.54
					121.7	125.0	3.3	0.90	0.09
					127.6	138.4	10.8	1.20	0.14
BND6	393376	9673922	207	-60 °/ 050	0.0	535.4
					40.0	44.0	4.0	0.63	0.11
				***	62.0	139.0	77.0	0.46	0.95
				incl	88.0	116.8	28.8	0.91	1.31
					235.2	245.0	9.8	0.69	0.06
BND7	393246	9674196	146	-60 °/ 135	0.0	435.1
					130.0	133.0	3.0	0.67
					356.0	363.6	7.6	1.33	0.26
					398.0	416.0	18.0	1.38	0.36

NOTE: Except where indicated by ***, down hole intercepts are determined using an Au cut-off of 0.5 g/t Au and minimum 2m length. Such intercepts may include material below cut-off but no more than 2 sequential meters of such material and except where the average drops below the cut-off. Selvage is only included where its average grade exceeds 0.5g/t. Using the same criteria for included sub-grade, supplementary cut-offs of 2.5g/t, 5.0g/t and 10g/t are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole. The limit of detection for gold is <0.005 g/t. A sample, with a reported below detection grade, is assigned a grade of half the detection limit, in this case 0.0025 g/t. Intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade. Cu grade is its weighted average over the same intervals as those defined by the Au intercepts. The Cu detection limit is 1ppm and is determined by Aqua Regia digest of a 0.5g charge followed by ICP AES analysis. Where indicated (***), the intercept is defined by using a Cu cut-off of 0.5 % Cu and minimum 2m length.

Table 3. Banesa drill hole geochemistry (Note BND1 is the historic Kennecott 1989 drill hole).

23 | A L D

Barrick are currently in the process of imaging the drill data in 3D to determine the likelihood of coherent zones of potassic alteration along strike of, or below, the Banesa drilling.

Figure 1: Plan view geology and location map of Banesa target area on Tabar Island.

Tupinda Prospect

The four hole program, totaling 1,927m DD, was completed in the previous quarter but final assay results were received during the current quarter. Weak Cu-Mo-Au mineralisation intercepted in holes TPD-1, TPD-3 and TPD 4 is summarised in the table below. These holes have tested the most prospective and anomalous parts of the alteration footprint within the Tupinda Intrusion Complex, based upon magnetic signature, IP geophysics, alteration zonation and combined Cu and Mo geochemistry.

A review of the Tupinda project came to the conclusion that the most prospective parts of the footprint of the system have been tested and that there is little possibility of improving on these results. Consequently, no further work is recommended at the Tupinda prospect.

24 | A L D

Figure 2: Tupinda project alteration and drilling.

							Intercept	Au Grade	Cu Grade
Hole ID	utm North	utm East	utm RL	Dip/Azim	From (m)	To (m)	(m)	(g/t)	(%)
TPD001	384670	9681262	72	-88 [o] / 332	0.0	491.9
				***	229.0	236.0	7.0	0.14	0.42
TPD002	384344	9681516	63	-90 [o] / 170	0.0	279.4
					no significant intersections
TPD003	384859	9681664	162	-89 [o] / 226	0.0	500.0
					356.0	359.5	3.5	1.17	0.19
TPD004	384868	9681383	141	-90 [o] / 105	0.0	655.6
				***	297.1	299.0	1.9	0.25	0.38

NOTE: Except where indicated by ***, down hole intercepts are determined using an Au cut-off of 0.5 g/t Au and minimum 2m length. Such intercepts may include material below cut-off but no more than 2 sequential meters of such material and except where the average drops below the cut-off. Selvage is only included where its average grade exceeds 0.5g/t. Using the same criteria for included sub-grade, supplementary cut-offs of 2.5g/t, 5.0g/t and 10g/t are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole. The limit of detection for gold is <0.005 g/t. A sample, with a reported below detection grade, is assigned a grade of half the detection limit, in this case 0.0025 g/t. Intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade. Cu grade is its weighted average over the same intervals as those defined by the Au intercepts. The Cu detection limit is 1ppm and is determined by Aqua Regia digest of a 0.5g charge followed by ICP AES analysis. Where indicated (***), the intercept is defined by using a Cu cut-off of 0.5 % Cu and minimum 2m length.

Table 4. Tupinda drill hole geochemistry

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Tatau Island

First pass mapping of Tatau Island is 70% done, and should be completed by the end of July. Mapping has identified a broad area of medium grained equigranular monzodiorite, which underlies most of the copper-molybdenum anomalous area defined by soil and surface rock chip sampling. Zones of propylitic and phyllic alteration are mapped out within the monzodiorite, which is intruded by north-south, and NE striking feldspar porphyry dykes, and mafic dykes.

A previously identified strong copper-gold anomaly in surface rock chip sampling was traced to an outcrop of a 10m wide feldspar porphyry dyke in the upper Talik drainage. The dyke shows a strong silica-sericite alteration with development of quartz-chalcopyrite-magnetite veinlets. Other feldspar porphyry dykes in the Talik area show varying intensity of chlorite-carbonate alteration with rare chalcopyrite-galena-pyrite fracture fill. Within the area mapped, no convincing alteration zonation, quartz stockwork veining nor porphyry style mineralisation was encountered.

Figure 3. Mapping progress (red lines) of creek traverses, Tatau Island

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OUTLOOK

With the recent and ongoing exploration success on Simberi Island, Allied Gold is assessing the economics and timing of a potential oxide plant expansion from 2.2Mtpa to around 3.0Mtpa. Over the course of the coming quarter management will finalise its recommendations for Board consideration.

Despite the unseasonal rainfall experienced throughout calendar 2009 which has continued through to the start of the September 2009 quarter, management is confident of sustaining a 17,000 - 20,000oz production profile for the period.

The commencement of a dedicated aircraft charter is already translating to savings on cargo freight and overall travel and accommodation expenditure. In light of these positive trends Allied Gold is undertaking a complete re-assessment of its broader logistical requirements in the coming period including all cargo (sea and air) activities.

Exploration remains a core focus with further exploration results expected through the later part of the September quarter. Metallurgical test work will continue on the Pigiput sulphides and infill resource drilling of the sulphide mineralisation.

Within the emerging gold sector Allied Gold is one of the few companies that possess significant exploration potential as well as track record in delivering projects in challenging operating environments. Allied Gold continues to assess emerging opportunities within the sector that may ultimately complement its existing strong organic growth profile.

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Executive Chairman

For enquiries in connection with this release please contact:

Allied Gold Limited

Office of the Executive Chairman
+61 8 9353 3638 phone
+61 8 9353 4894 fax
Corporate Office
Frank Terranova - CFO
+61 7 3252 5911 phone
+61 7 3252 3552 fax

27 | A L D

Board of Directors:

Mark Caruso
Executive Chairman & CEO

Monty House
Non Executive Director

Tony Lowrie
Non Executive Director

Greg Steemson
Non Executive Director

Frank Terranova
Executive Director & CFO

Peter Torre
Company Secretary

ASX Code: ALD
AIM Code: AGLD

Principal Office

34 Douglas Street
Milton, Queensland 4064

Telephone +61 7 3252 5911
Facsimile +61 7 3252 3552
Email  info@alliedgold.com.au

Website: www.alliedgold.com.au

Postal Address

PO Box 2019, Milton 4064
Registered Office

Unit B9, 431 Roberts Road
Subiaco, WA 6008

Share Registry

Computershare Investor Services
Level 2,
Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia
WA 6000

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C.R. Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this Stock Exchange Announcement that relates to Mineral Resources & Ore Reserves has been compiled by Mr S Godfrey and Mr J Batista of Golder Associates who are Member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has had sufficient experience in Mineral Resource estimation relevant to this style of mineralisation, and Mr Battista has had sufficient experience in Ore Resource estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Godfrey & Mr Battista consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

28 | A L D

BACKGROUND

Allied Gold is a gold production company having commissioned its 100 percent owned Simberi Oxide Gold Project in February 2008. The project is situated on the northern most island of the Tabar Islands Group, located in the New Ireland Province of eastern Papua New Guinea some 60 kilometres north-west of the Lihir Gold Project, which hosts a plus 40 million ounce gold resource and is well placed in the Pacific Rim of Fire (one of the worlds proven and most prospective gold jurisdictions) see diagram.

Simberi currently hosts Measured Indicated and Inferred mineral resources of approximately 4.7 million ounces of gold. Allied Gold currently owns 100% of Simberi and 100% of the EL on the nearby Tatau and Big Tabar islands. During 2008 Allied entered into a $20 million farm-in to Allied Gold's exploration licence over Big Tabar and Tatau Island. Barrick will earn in 50% once it incurs A$8.0M and 70% once a total of $20.0M is incurred. Until these specific milestones are achieved, Allied Gold retains 100% of the EL on these islands.

Allied's strategy is to add to the gold inventory on Simberi Island by defining additional resources and conversion of these and known resources into reserves with a view to expanding annualised gold production from current levels of around 80,000 ounces.

29 | A L D